Secured Digital Applications, Inc.
           11, Jalan 51A/223, 46100 Petaling Jaya , Selangor Malaysia
                    Phone: (603) 79554582 Fax (603) 79578310
                            URL: www.digitalapps.net




January 26, 2006

Mr. Larry M. Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington D.C. 20549
United States of America

Re:      Secured Digital Applications, Inc.
         Form 10-KSB for Fiscal Year Ended December 31, 2004
         Filed April 15, 2005

         Form 10-QSB for Fiscal Quarter Ended March 31, 2005
         File No. 000-25658

Dear Mr. Spirgel:

We write with reference to our letter of December 23, 2005 in which we stated that a complete response to the Commission concerning the above-noted matter would be provided by January 31, 2006. Although our review is underway, we have encountered some scheduling difficulties that will delay the completion of the work and a review of the results by our board of directors.

Therefore, we respectfully request that we be permitted to provide our full reply on or before February 10, 2006.

Yours sincerely



/s/ Patrick S.H. Lim
----------------------
Patrick S.H. Lim
Chairman & CEO

CC: Kenya Wright-Gumbs, Staff Accountant (via facsimile)